# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adecoagro S.A., CIK 0001499505
CUSIP: L00849106
Title of class of securities: Common Shares, par value $1.50 per share
Address of issuer's principal executive offices: 13-15 Avenue de la Liberte, N/A, Luxembourg (N4), L-1931
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000891478-25-000039
Filed by CIK 0000891478

## Reporting persons
- Banco Santander, S.A: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Spain (U3); sole voting power 1,875,000; shared voting power 0; sole dispositive power 1,875,000; shared dispositive power 0; aggregate amount beneficially owned 1,875,000 (1.9% of the class)
  Comment: A sale of 300,000 of the Issuer's shares was signed on March 31, 2025 and subsequently settled on April 1, 2025. The amount of shares beneficially owned reflects the post-sale figure.
  1.9% is calculated based upon 100,053,777 Common Shares outstanding as of December 31, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on March 13, 2025.

## Item 1. Issuer
Name of issuer: Adecoagro S.A.
Address of issuer's principal executive offices: 13-15 Avenue de la Liberte, N/A, N4, L-1931

## Item 2. Person Filing
Name of person filing: Banco Santander, S.A.
Address of principal business office or, if none, residence:
Business: Av. De Cantabria s/n Ed. Arrecife P1
28660 Boadilla del Monte, Madrid
Spain

Registered: Paseo de Pereda, 9-12
39004 Santander, Cantabria
Spain
Citizenship: Spanish

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: A non US Bank registered in Spain

## Item 4. Ownership
Amount beneficially owned: 1,875,000
Percent of class: 1.9
Sole power to vote or to direct the vote: 1,875,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,875,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a non US Bank registered in Spain is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Banco Santander, S.A: /s/ Jose Galiana, Jose Galiana / Deputy Chief Accounting Officer (05/05/2025)